UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nordson Corporation, 28601 Clemens Road, Westlake, Ohio 44145

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2003 AND 2002
AND YEAR ENDED DECEMBER 31, 2003

with

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Retirement Committee and Participants
Nordson Hourly-Rated Employees’ Savings Trust Plan

We have audited the accompanying statements of net assets available for benefits of the Nordson Hourly-Rated Employees’ Savings Trust Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Cleveland, Ohio
June 11, 2004

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS
Investments, at fair value	$16,955,247	$14,043,685
Employer contribution receivable	1,213	—
Accrued income receivable	—	24,854

	16,956,460	14,068,539
LIABILITIES
Accrued net purchases	—	3,042

	—	3,042

Net assets available for benefits	$16,956,460	$14,065,497

See accompanying notes.

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2003

Additions:
Investment income (loss):
Net loss from master trust	$(266,741)
Net appreciation in fair value of investments	3,180,277
Interest and dividends	340,297

3,253,833
Contributions:
Employer	101,268
Employee	425,470

526,738

Total additions	3,780,571

Deductions:
Benefit payments and withdrawals	(857,294)
Expenses	(595)
Transfer to other plan	(31,719)

Total deductions	(889,608)

Net increase	2,890,963
Net assets available for benefits at beginning of year	14,065,497

Net assets available for benefits at end of year	$16,956,460

See accompanying notes.

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
AND YEAR ENDED DECEMBER 31, 2003

1.	Summary of Significant Accounting Policies

          Method of accounting – Transactions of the Nordson Hourly-Rated Employees’ Savings Trust Plan (Plan) are accounted for using the accrual method.

          Investment valuation – Investments in equity and debt securities, traded on a national exchange, and mutual funds (including those held in a master trust) are valued at the market price on the last business day of the Plan year. Securities traded in the over-the-counter market are valued at the mean between the last reported bid and asked prices. Deposits under group annuity contracts are valued at the fair value as reported by the insurance companies. Guaranteed investment contracts (including those held in the master trust) are valued at contract value. The average yield and crediting interest rates were approximately 4.5% for 2003. Loans are valued at their outstanding balances, which approximate the fair value.

          Income tax status – The Plan has received a determination letter from the Internal Revenue Service dated December 12, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

          Employee taxation – Employee before tax contributions, Nordson Corporation (Company) contributions, forfeitures allocated, and earnings on the participant’s account are not subject to tax until distributed from the Plan.

          Other – Purchases and sales of securities are reflected on their trade dates. Gains or losses on sales of securities are based on the average cost of securities.

          Interest is calculated and paid using money market interest rates on late transfers of money between the various funds. This is done to record the proper investment earnings within each fund.

          Use of estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN
NOTES TO FINANCIAL STATEMENTS—CONTINUED

2.	Investments

Investments of the Plan related to Nordson common stock (excluding shares held in the Nordson ESOP Stock Fund) and guaranteed investment contracts were commingled with the assets of the other defined contribution plans sponsored by the Company and held in separate master trust investment accounts. KeyBank National Association was the trustee for the plan until February 3, 2003, when the assets were transferred to the new trustee, New York Life Trust Company. Effective January 31, 2003, the master trusts were dissolved and the assets distributed to the various defined contribution plans. The net assets of those master trust investment accounts at December 31, 2002 and the net investment income(loss) for the period from January 1, 2003 through January 31, 2003 are as follows:

December 31,
2002
Net Assets:
Nordson Stock Master Trust Investment Account
Nordson Corporation common stock	$17,429,567
Money market funds	883,179
Accrued income receivable	102,342

$18,415,088

Plan’s share of Nordson Stock Master Trust Investment Account	$2,524,464

Nordson GIC Master Trust Investment Account
Common/collective trust funds	$18,024,275
Investment contracts	35,547,285
Money market funds	1,757
Accrued income receivable	161,279
Net accrued pending purchases	(165,812)

$53,568,784

Plan’s share of Nordson GIC Master Trust Investment Account	$4,098,061

Period from January 1, 2003
through January 31, 2003
Net Investment Income(Loss):
Nordson Stock Master Trust Investment Account
Net gain from common/collective trust fund	$1,647
Net depreciation in fair value of common stock	(2,086,519)
Investment expenses	(1,956)

$(2,086,828)

Plan’s share of net investment loss	$(281,063)

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN
NOTES TO FINANCIAL STATEMENTS—CONTINUED

2.	Investments (continued)

Nordson GIC Master Trust Investment Account
Interest	$1
Net gain from common/collective trust fund	199,918
Investment expenses	(11,862)

$188,057

Plan’s share of net investment income	$14,322

Investment income(loss) and expenses were allocated to the Plan based upon its pro rata share in the net assets of the master trust investment accounts.

During 2003, the Plan’s investments held outside of the master trust (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Net appreciation in fair
value of investments
Mutual funds	$680,866
Common/collective trust funds	50,212
Nordson Corporation common stock	2,449,199

$3,180,277

Investments held outside of the master trust that represent 5% or more of the fair value of the Plan’s net assets at December 31, 2003 and 2002 are as follows:

	2003		2002
Fidelity Advisors Equity Growth Fund	$		$737,892
Key Employee Benefit Equity Index Fund			1,033,037
Nordson Corporation common stock*		7,451,706	3,617,954
KeyBank NA Managed Guaranteed Investment Contract Fund		1,541,598
Mainstay S&P 500 Index Fund I		1,420,772
Franklin Capital Growth Fund (A)		975,682
Hartford 4.40% Guaranteed Contract		2,810,178

*Nonparticipant-directed

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN
NOTES TO FINANCIAL STATEMENTS—CONTINUED

2.	Investments (continued)

Information about the net assets and the significant components of changes in net assets related to nonparticipant-directed investments is as follows:

Nordson Match Stock Fund (formerly Nordson Savings Stock Fund)

	December 31, 2003	December 31, 2002
Net assets:
Nordson Corporation common stock	$472,439	$—
Money market funds	25,787	—
Investment in Nordson Stock master trust investment account	—	2,524,464

	$498,226	$2,524,464

Year ended
December 31, 2003
Changes in net assets:
Contributions	$5,801
Interest and dividends	9,398
Net investment loss from master trust	(281,063)
Net realized and unrealized gains	183,195
Distributions to participants	(20,954)
Net transfers to participant-directed funds	(1,922,615)

$(2,026,238)

Nordson ESOP Stock Fund

	December 31, 2003	December 31, 2002
Net assets:
Nordson Corporation common stock	$4,706,302	$3,617,954
Money market fund	25,737	2,103
Accrued income	—	21,953

	$4,732,039	$3,642,010

Year ended
December 31, 2003
Changes in net assets:
Net appreciation in fair value of common stock	$1,339,256
Interest income	21
Nordson Corporation common stock dividends	85,218
Distributions	(315,372)
Net transfer to participant-directed funds	(19,094)

$1,090,029

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN
NOTES TO FINANCIAL STATEMENTS—CONTINUED

3.	Contributions and Benefits

               The Plan is a defined contribution plan covering hourly-rated, full-time participating domestic employees of the Company.

               A participant may elect to have contributions made to the Plan on his behalf of not less than 1% and not more than 16% of his annual compensation. A participant may elect to make contributions either as before-tax deferred compensation contributions through a salary reduction arrangement under Section 401(k) of the Internal Revenue Code, or as after-tax voluntary contributions, or as a combination of the two. After-tax voluntary contributions may be made by payroll deductions or by lump sum payments. A participant may suspend contributions under the Plan at any time by filing a written notice with the Company and the Retirement Committee. After such a suspension, a participant may resume his contributions as of any subsequent enrollment date by filing a written notice with the Company and the Retirement Committee.

               Employees are permitted to participate in the Plan immediately upon their date of hire. The Plan provides participants with the opportunity to change the amount of their contributions and investment elections on a daily basis.

               The Company makes contributions equal to 50% of each participant’s contributions which were attributable to the first 3% of compensation, subject to Plan restrictions. The Company also may make discretionary contributions if authorized by its Board of Directors.

               A separate account in each fund is maintained for each participant. The account balances for participants are adjusted periodically, as follows:

a)	As of the date with respect to which the contribution was earned.

b)	Daily for a pro rata share of each respective Fund’s net investment income, determined by the percentage of increase or decrease in the value of the Fund using a synthetic net asset value approach.

c)	Annually for a pro rata share of forfeitures, determined by the ratio that each active participant’s percentage of regular contribution (1 to 3%) for the plan year bears to the aggregate percentage of employee’s regular contributions for such plan year of all active participants. However, no forfeitures of a participant’s account shall be allocated prior to the earlier of a five year period commencing from the date on which the participant’s employment was terminated or upon the participant requesting distribution.

               Upon retirement after age 62, or death or disability if earlier, the balance in the separate account is paid to the participant or his

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN
NOTES TO FINANCIAL STATEMENTS—CONTINUED

3.	Contributions and Benefits (continued)

beneficiaries either in lump sum or in installments. Until distribution, each account shall participate in the allocation of earnings and appreciation of assets.

               If the employment of a participant is terminated for any cause other than death or total disability prior to the attainment of the age of 62 years, there shall be a distribution based on the number of years the participant participated in the Plan. The portion of the account to be distributed will be equal to all the employee’s contributions and related earnings, plus 20% of the remainder of the balance (the employer’s matching contribution, forfeitures and related earnings) in the separate account for each full year of participation in the Plan up to 100%. Any portion not distributed shall be forfeited.

               While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination, each participant automatically becomes vested to the extent of the balance in his separate accounts.

4.	Investment Programs

               Each participant may direct that all of his contributions and, when the participant is fully vested or attains age 55, all matching employer contributions, be invested jointly in 10% increments in any of the investment funds offered by the Plan.

               For participants not fully vested and less than 55 years old, all Company matching contributions are deposited in the Nordson Match Stock Fund.

               The Plan allows participants to borrow money from their fund accounts. The loans plus interest, at the prime commercial interest rate charged by the Trustee as of the date the loan application is processed, must be repaid in equal installments over the term of the loan. The term cannot be less than six months or greater than five years. Participants may repay the entire balance of the loan in a single lump sum without penalty. The maximum amount a participant may have outstanding is the lesser of $50,000 or 50% of the value of the participant’s nonforfeitable balance in the Plan.

5.	ESOP Feature

               Effective October 1, 2000, the Nordson Corporation Union Employee Stock Ownership Plan was merged into the Plan and participant accounts valued at $5,784,477 were transferred to the Plan. As a result of the merger and transfer of the participant accounts, an ESOP feature is now maintained under the Plan.

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN
NOTES TO FINANCIAL STATEMENTS—CONTINUED

5.	ESOP Feature (continued)

               The Company ESOP contribution for each Plan year shall be such amount, if any, as the Board of Directors of the Company shall determine by action specifying the amount of the contribution and the Plan year for which it is being made. The employer’s contribution can be paid in either cash or in Nordson Corporation common shares, or partly in each. For 2003, there was no ESOP contribution to the Plan.

               Separate accounts are maintained for each participant. The participant account balances are adjusted for the employer contributions and forfeitures, which are allocated to each participant’s account in the ratio that each participant’s annual compensation bears to the aggregate annual compensation of all participants. If the employer makes a stock contribution, each participant will receive at least one share of Nordson Corporation common stock. Participant accounts are also adjusted for the change in fair value and earnings of assets of the ESOP fund.

               Unless the Plan committee directs that dividends earned by shares in the ESOP fund are to be paid to the trustee and reinvested in the respective funds, the committee will direct the Company to pay the dividends in cash directly to eligible participants, or in cash to the trustee for distribution to the eligible participants.

               An employee who has participated under the Plan for ten or more years and who has attained age 55 may elect, during their qualified period, to transfer up to 25 percent of the aggregate balance of their separate ESOP account to the participant’s regular Plan account. For the last Plan year in their qualified period they may elect to transfer up to 50 percent of the aggregate balance of their separate account. The qualified period is the six Plan year period beginning with the Plan year following the Plan year in which the participant attains age 55 or completes ten years as a participant, whichever is later.

               Upon retirement after age 65, or death or disability if earlier, or termination of employment in the case of vested benefits, the balance in the separate account is paid to the participant or their beneficiaries in a lump sum. The participant or their beneficiaries may elect to receive the distribution in cash or common shares of Nordson Corporation. Until distribution, each account shall be eligible to participate in the allocation of dividends and earnings.

               If the employment of a participant is terminated for any cause other than death or total disability prior to the attainment of the age of 65 years, any distribution will be based on the vested portion of the participant’s account balance. The participant’s account vests at the rate of 20% per full year of the participant’s service with the Company. Any portion not vested at the time of termination (other than due to death or permanent disability or attainment of age 65) shall be forfeited.

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN
NOTES TO FINANCIAL STATEMENTS—CONTINUED

6.	Transactions with Parties-in-Interest

               Certain legal, accounting and administrative expenses are paid by the Company. Trustee fees are paid from the Trust. Other than as described above and in the notes to the financial statements, the Plan has not had agreements or transactions with parties-in-interest.

7.	Risks and Uncertainties

               The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN
EIN: 34-0590250 PLAN: 015

SCHEDULE H, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

Identity of Issue	Description of Investment	Cost **	Current Value
Baron Small Cap Fund	11,883 shares		$220,540
Mainstay S&P 500 Index Fund I	55,456 shares		1,420,772
Mainstay Balanced Fund I	10,896 shares		266,310
Mainstay Cash Reserves Fund I	382,186 shares	$382,186	382,186
Keybank NA Managed Guaranteed Investment Contract Fund	87,412 shares		1,541,598
Franklin Capital Growth Fund (A)	94,087 shares		975,682
PIMCO Total Return Fund (Admin)	39,399 shares		421,959
MFS Intl New Discovery A	21,436 shares		387,986
Hartford Life	GIC #2374-B, 5%		357,962
Hartford Life	GIC #2374-A, 4.4%		2,810,178
Nordson Corporation common stock*	215,305 shares	4,730,528	7,451,706
Participant Loans*	At interest rates ranging
	from 4.00% to 9.50%		718,368

			$16,955,247

*Indicates party-in-interest to the Plan
** Historical cost provided only for nonparticipant-directed investments

Exhibits

The following exhibits are filed herewith:

Exhibit No.

(23)	Consent of Independent Registered Public Accounting Firm

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

(Name of Plan)
NORDSON HOURLY-RATED
EMPLOYEES’ SAVINGS TRUST PLAN

Date: June 25, 2004

	By	/s/ PETER S. HELLMAN

Peter S. Hellman
President, Chief Financial and Administrative Officer
Nordson Corporation

	By	/s/ NICHOLAS D. PELLECCHIA

Nicholas D. Pellecchia
Vice President, Finance and Controller
Nordson Corporation